Filed by thinkorswim Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: thinkorswim Group Inc.

Commission File No. 000-52012

Forward-Looking Statements

Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties.  thinkorswim and TD AMERITRADE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving thinkorswim and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of thinkorswim stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in thinkorswim’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov.  thinkorswim and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, TD AMERITRADE will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim that also constitutes a prospectus of TD AMERITRADE.  thinkorswim will mail the proxy statement/prospectus to its stockholders.  TD AMERITRADE and thinkorswim urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by thinkorswim and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing thinkorswim’s website at www.thinkorswim.com by clicking on the link for “Investor Relations”, then clicking on the link for “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.amtd.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

thinkorswim, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from thinkorswim stockholders in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of thinkorswim stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about thinkorswim’s executive officers and directors in thinkorswim’s definitive proxy statement filed with the SEC on April 29, 2008.  You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on January 6, 2009.  You can obtain free copies of these documents from thinkorswim or TD AMERITRADE using the contact information above.

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corrected transcript

TD Ameritrade Holding Corp.		Acquisition of thinkorswim
Group Inc by TD
Ameritrade Holding
	AMTD	Corporation Call	Jan. 8, 2009
Company	Ticker	Event Type	Date

MANAGEMENT DISCUSSION SECTION

Operator: Good day, everyone, and welcome to today’s TD AMERITRADE Conference Call. Today’s conference is being recorded.

At this time I’d like to turn the call over to Mr. Bill Murray, Managing Director, IR Corporate Communications. Please go ahead, sir.

Bill Murray, Managing Director, Investor Relations

Thanks, Dana. Good morning, everyone, and thank you for participating today on such short notice. This morning we’re announcing an important step in the delivery of our growth strategy, the acquisition of thinkorswim.

Today’s presentation is available on our corporate website at amtd.com. Because today’s presentation involves forward-looking statements I ask you to take the time to review our Safe Harbor statement which addresses the risks and assumptions of any of these statements.

Our President and CEO, Fred Tomczyk, and our CFO, Bill Gerber, will review the strategic and financial details of the transaction with you this morning. Following their presentation, we’ve asked thinkorswim Chairman and CEO, Lee Barba, to say a few words as well. Then we’ll open it up for Q&A.

Now I’d like to turn the call over to Fred. Fred?

Fredric J. Tomczyk, President and Chief Executive Officer

Okay. Thank you, Bill, and good morning everyone. And thank you for joining us on the call today. We have some exciting news to share with you. TD AMERITRADE has entered into a definitive agreement to acquire thinkorswim.

Before we talk about the strategic benefits of the deal, let me tell you a little bit about thinkorswim. They’re an industry leader in active trader technology and investor education. Their business includes industry leading software for the active trader; web-based and mobile retail brokerage platforms, as well as state-of-the-art investor education suite of products and services.

Over the 12 month period ended September 30, 2008, the company generated $380 million in revenue and $87 million in pre-tax income. And for the last two years, they have been the fastest growing player in the online brokerage industry. We believe this is a very compelling transaction, bringing together two strong companies to become even stronger.

This is something you don’t see a lot of in today’s difficult economic environment. TD AMERITRADE and thinkorswim are a good strategic fit and this deal is financially attractive to shareholders on both sides.

In fact, while the consideration to thinkorswim shareholders will be approximately 35% cash and 65% equity, it is TD AMERITRADE’s intention to initiate a share repurchase program to buy back the 28.3 million shares of AMERITRADE stock that we will issue to thinkorswim shareholders. Based on our strong balance sheet and excellent cash position, we believe that this is in the best interest of our shareholders in light of the market environment and our current cash position.

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Before I get into the specifics of the deal, I want to take a few minutes to put this into context of our long-term strategy. For those of you following the presentation, we’re now on slide four. As many of you know, TD AMERITRADE’s mission is to become the investment firm of choice for the mass affluent retail investor. We focus on two aspects of our business: the trading side and the investing side or the active trader and long-term investor segments.

Our goal on the trading side is to maintain our number one position in trades per day. We’ve built that position up over time by leveraging our technology capabilities and by being an aggressive consolidator of the industry.

Now there are two kinds of acquisitions, those that add scale, and those that add capabilities. This deal does both. But it is the enhanced capabilities and their leveraging of brokerage and investor education that attracted us to thinkorswim. Our goals remain to be — maintain our number one position in daily average revenue trades and to become a premier asset gather.

We’ve already started to gain momentum on asset gathering and this will continue to be a key focus for us. It should come as no surprise to anyone on the call today that our approach to achieving these goals has been to look at growing both organically and through acquisition.

Now if you turn to slide five, you can see how this acquisition of thinkorswim directly aligns with our long-term growth strategy. It advances our leadership position on the trading side of the business and improves our competitive position not only for the current environment, but also for when we come out the other side of this cycle. As I said before, thinkorswim is a perfect fit with TD AMERITRADE.

They are the fastest growing player in the online brokerage industry with unique capabilities including a best-in-class options trading platform and a best-in-class education program. The deal is financially attractive to shareholders on both sides with accretion in the low to mid-teens following conversion and realization of synergies. Bill will get into the details of that in a few minutes. We also believe we have a long-term opportunity to expand the education offering to improved programs for long-term investing helping us with our asset gathering strategy and efforts.

We recognize thinkorswim’s outstanding achievements in trader technology and education, and will support their continued development and innovation. We’re extremely pleased that key management at thinkorswim will join TD AMERITRADE after close including thinkorswim founders, Tom Sosnoff and Scott Sheridan. Current thinkorswim Chairman and CEO, Lee Barba, will stay on in an advisory role reporting directly to me to help with the integration.

Let’s turn to slide six. As I mentioned, thinkorswim is a rapidly growing leader in the online brokerage space, but more importantly in services that cater to the active trader. We believe their options tools and services will be a welcome complement to what we already offer our existing clients. And nobody in financial services has an investor education program that comes close to the Investools side of thinkorswim.

Their offering, which includes one-on-one coaching, coaches — courses that are designed and integrated with their trading platform and daily real-time sessions have helped them sustain high client engagement, increased client loyalty and grow new accounts and trades. We are excited that they will be able to offer these cutting edge tools and services to our nearly 7 million client accounts when the transaction is complete.

We also expect this to fast-track several initiatives in our long-term trading plan, including enhanced options trading, futures, foreign exchange trading and portfolio margining with this acquisition. The integration will require some infrastructure updates on our end, but our completely integrated offering post conversion will be very attractive to both traders and investors alike.

Our combined education offering with a focus on coaching and the products and tools available will help more investors put together trading and long-term investing strategies that suit their individual goals and objectives. In our view this will advance our trading and investor education strategy by several years.

Slide seven shows you the strategic impact of this deal on client trades. TD AMERITRADE is already number one in trades per day. thinkorswim is number one in retail option trades per day. The combination of our firms will further advance our leadership position.

Moving on to slide eight, you can see that thinkorswim is the fastest growing online broker in one of the fastest growing segments of the online brokerage space. Options, their option trades have grown at a remarkable 172% compound annual growth rate over the last two years, compared with the industry growth of 44%.

Now I’d like to turn the call over to Bill Gerber, our Chief Financial Officer, who will walk you through the terms of the deal.

William J. Gerber, Executive Vice President and Chief Financial Officer

Thanks, Fred. And now that you’ve heard the strategic reasons why we are doing the thinkorswim deal, I’d like to walk you through the summary of the terms on slide nine.

We are paying approximately 606 million for all the outstanding shares of thinkorswim. The consideration mix is 225 million in cash and approximately 28 million shares of TD AMERITRADE stock. The value is based upon our share closing price of 13.48 as of yesterday.

As Fred said, this is more of a product and capability acquisition versus a scale acquisition. We are enhancing the AMERITRADE platform with thinkorswim’s state-of-art options and education businesses. As a result, we expect more modest synergies in this transaction than a scale transaction. We are expecting approximately 55 million in combined revenue and expense synergies.

The revenue synergies arise by providing thinkorswim’s education and trading platforms to our approximately 7 million client accounts, and the expense synergies result from eliminating duplicate costs, mostly in clearing, technology and general corporate functions. The net result of adding thinkorswim’s revenues and expenses, net of the synergies, and the share buyback, which I will discuss in a moment is accretion of approximately three to 7% in fiscal 2010, and approximately 10 to 15% for the 12 months following the integration.

Since we don’t expect the deal to close for six months, there won’t be a material impact on the 2009 fiscal year. We anticipate to complete the integration within 18 months after closing. Customary approvals are required to complete the deal. thinkorswim shareholders must approve the transaction as well as our regulators. On the stock buyback, as you know, we generate significant amounts of cash annually and currently have about one billion of cash on hand.

Also, our cash is earning very low yields in this current environment. As such, we initially offered this as an all cash deal with thinkorswim, but their Board and management team believes strongly in the benefits of the combined firm, and thus we negotiated the 65-35 equity cash split.

For a number of reasons, including the fact that issuing this equity will dilute AMERITRADE’s current shareholders and our strong cash position, we are going to initiate a share repurchase program post closing for approximately the same number of shares being issued in this transaction. We believe this is the prudent thing to do, and a good use of some of our cash. More details will be provided on the buyback, as we near the closing of the thinkorswim transaction.

Slide 10 will give you a sense of what the two separate organizations contribute to the combined entity. You should note that the information relates to the last 12 months ended September 30, 2008 and the combined column excludes the synergy benefits I just discussed. From a P&L perspective, the combined entity would have nearly 3 billion in revenues, over 1.3 billion in pre-tax income, which equates to a 46% pre-tax margin.

As for the key metrics, the combined entity would have 350,000 trades per day, 73,000 or 21% of which would come from options trading. Client assets would be approximately 281 billion, spread across 7.1 million client accounts. Once the deal is closed, we’ll begin to incorporate thinkorswim into our operating results, and we will also update guidance through our normal process.

So what are the key takeaways for this scale and capability acquisition? The addition of thinkorswim advances our trading and education strategy by several years. This was a typical make versus buy decision. It also extends our leadership position in the active trader space with a best-in-class options trading platform a best-in-class education program. As a result of the integration, we’ll leverage the capabilities of thinkorswim in enhanced options trading, futures, foreign exchange and portfolio margining across the TD AMERITRADE client base.

This combination is also financially attractive to both sets of shareholders. thinkorswim shareholders are receiving a premium over their recent stock price and TD AMERITRADE shareholders will benefit from an estimated accretion of at least 10% after the integration is completed. And finally, this deal underscores our strong position as an industry consolidator.

And with that, I will turn the call back over to Fred.

Fredric J. Tomczyk, President and Chief Executive Officer

Thank you, Bill. And at this time, I’d like to introduce and ask Lee Barba, Chairman and Chief Executive Officer of thinkorswim, to say a few words.

Lee K. Barba, Chairman and Chief Executive Officer, thinkorswim

Thank you, Fred. I’m extremely excited to be here today making this announcement with TD AMERITRADE.

We think this is the right deal with the right partner at the right price and the right time. We have long respected your organization and believe this partnership will allow us to provide an even greater level of service to active traders and educated investors. The combination represents a tremendous strategic fit that enhances our potential growth opportunities.

The deal delivers a significant premium to our shareholders. The equity component gives SWIM investors a stake in the future of the combined businesses. We are strong believers in this deal, and thinkorswim shareholders, who have long believed in our strategy, now will have the opportunity to continue to participate in our future growth and that of the industry.

Our tremendously talented and dedicated employees also will have opportunities to be a part of this premier brand. We started what is now thinkorswim about 25 years ago with a vision of creating a unique active trading and investor education model. Now we’re taking that vision to the next level for the benefit of our clients, shareholders, and employees. As successful as the past few years have been, the future is even more promising.

I’ll now turn the call back over to Fred and Bill to take your questions. If any of you have questions for me, I will handle them through individual calls later today.

Operator: Thank you.

Fredric J. Tomczyk, President and Chief Executive Officer

Thank you, Lee. As you can tell, we’re excited about this deal and we look forward to working with you and your team.

With that I’ll turn the call back over to the operator for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you, sir. Today’s question-and-answer session will be conducted electronically. [Operator Instructions]. And we’ll take our first question today from Rich Repetto of Sandler O’Neill.

<Q – Richard Repetto>: Good morning, Fred, Bill and Lee.

<A – William Gerber>: Hi, Rich.

<A – Fredric Tomczyk>: Hi, Rich. How are you doing?

<Q – Richard Repetto>: Good, good. I guess the first question is, outstanding platform, but the thinkorswim stock price has certainly been impacted by the — an SEC investigation. I’m just trying to understand your due diligence and how you come out with a comfort level in dealing with that issue?

<A – Fredric Tomczyk>: As with any acquisition and due diligence, we did a pretty thorough investigation of that particular point and we’re fairly comfortable where things are at right now. I think to comment any further on that, I think would be inappropriate at this time, Rich, to go into any depth on it. We normally don’t comment on things that are in process in a legal point of view.

<Q – Richard Repetto>: Understood. Okay. And then the next question is, Bill, you went through the synergies. It makes a lot of sense what you’re talking about because trades — thinkorswim has a unique platform. But, on the breakout, could you get into just in general terms, is it half revenue synergies and half expense synergies and of the expenses is it mostly just the clearing expense?

<A – William Gerber>: It’s about 70% revenue, and the expense certainly is — the biggest piece is from clearing. But it’s, again, the clearing, the tech and the corporate functions make up the 100% of the cut.

<Q – Richard Repetto>: Okay. And then I guess my last question, Fred, is you laid it out great, it makes sense, you are the skilled player as far as trading. Did you have to balance on how this moves forward, the asset gathering, or how do you look at balance — I guess as revenue synergy. But, how do you balance the goals on asset gathering as you add skill on the trading side here?

<A – Fredric Tomczyk>: As I’ve been saying, we’re trying to become a premier asset gatherer, but not by jettisoning our leadership position in the trading side. The reality is that everything that we’re trying to build today as we look out over the next two or three years in the trading side, this basically — this transaction gets us there.

And so when we looked at it, Rich, we basically said, well, this actually is easier for us. We can get the integration done with a fair number of our people and allow a large portion of our organization to continue to focus on the asset gathering side.

And, I think we’re believers that over the long-term and when we’ve talked to Lee and his team, they had some proven statistics that — there is a lot appeal for investor education really in the retirement space, in the long-term investor space. And we see over time and we haven’t filled anything in for this, is a significant potential here in the retirement business for the investor education side. So, we think this can help us with both sides over time.

<Q – Richard Repetto>: Okay, great. Congrats. You’re going to have to get a yellow and green beret for Tom Sosnoff now, from now on.

<A – Fredric Tomczyk>: We’ve already got some for him.

Operator: And we’ll take our next question from Daniel Harris with Goldman Sachs.

<Q – Daniel Harris>: Good morning, guys. Congratulations on the deal. I was wondering if you could just go into a little bit more detail on the level of synergies or the accretion, however you want to talk about it, relative to prior transactions. I know that this is a very different platform from what you guys acquired in the past but it seems like those numbers are little bit lower than what we would have otherwise expected given what you guys have done with Datek and TD.

<A – William Gerber>: Right. This is Bill. The — and I think it’s really the difference between the platforms. The idea with thinkorswim of course is that what they are bringing us things that we don’t have — and which is on the education side. And they are bringing to our platform just a tremendously stronger options business.

As such, the areas for synergies are really different in this one than really a scale transaction which Datek was certainly more of a scale transaction than TD Waterhouse was. But that’s really the — and then we certainly we hope at the end of it, we’re going to be able to exceed these synergies there is no doubt, but right now we think that that those numbers are where — the management team has looked at it and we’ve decided that’s where we’re going to be right now.

<Q – Daniel Harris>: Okay. And then based on that — can you help me understand, given the timeframe that you guys have talked about here both to get the deal closed and then to integrate it and then to achieve the synergies, what is the — how do you guys intend to get those revenue synergies and sort of what are they, is it just selling your clients on the platform that SWIM has or is there anything else that we should be thinking about?

<A – William Gerber>: I think that you’re exactly right. What we intend to do is certainly start educating our highest end clients who are using options today as to the benefits of what SWIM is bringing to the table. And so when you look at the client profile and the sophistication and the trading activity of the SWIM clients, their profile and everything else is very much in concert with our high-end clients but their trading activity is materially higher and that’s because the education that they’ve done and the fact that they have multi-legged options very easily done which is not as easily done on the AMERITRADE platform. So essentially that is the real benefit from the revenue synergy side.

<Q – Daniel Harris>: Okay. And then, just lastly for me. As part of this process, can you sort of walk me through was there, was this a competitive bidding process or did you guys just come together as something you guys have talked about for a while?

<A – Fredric Tomczyk>: I don’t know if it’s — I am not sure how to answer that question. I mean we’ve been talking to Lee and Tom Sosnoff for a while. We’ve been eyeing this particular company for quite a while. We’ve been very, very interested in it. I think there has also been other people interested in this company given their growth trends and their capabilities. And at the end of the day, we came to an agreement to consummate this transaction.

<Q – Daniel Harris>: Okay. Great, thanks a lot. Congratulations on the deal, guys.

<A – William Gerber>: Thank you.

<A – Fredric Tomczyk>: Thank, Dan.

Operator: And we’ll take our next question from Mike Vinciquerra with BMO Capital Markets.

<Q – Michael Vinciquerra>: Hi, thank you, Good morning.

<A – Fredric Tomczyk>: Hi, Mike.

<Q – Michael Vinciquerra>: Bill, judging from the — when you’re going to recognize the synergies, it looks to me like you’re probably just going to let the clearing contract that thinkorswim has in place run through its expiration at the end of 2010, is that accurate?

<A – Fredric Tomczyk>: Yes. We expect to stay with Penson for at least a couple years.

<Q – Michael Vinciquerra>: Okay. And then just, what are you planning on doing, can you talk a little bit about the brands, and what you’re going to do in terms of your advertising, I know it’s early stages here, but do you have any initial expectations you can share with us?

<A – Fredric Tomczyk>: The brand will be TD AMERITRADE. We will have to come up with a very appropriate branding name for the active trader segment and platform that we use.

<Q – Michael Vinciquerra>: And any —

<A – Fredric Tomczyk>: Which will be the thinkorswim software platform.

<Q – Michael Vinciquerra>: I see. Okay. Any worry about what the reaction of thinkorswim’s clients might be because obviously when you go to a firm like thinkorswim, you’re doing it to in some sense get away from the kind of the average platform out there and kind of the broader base marketed platforms?

<A – Fredric Tomczyk>: And that’s one of the main reasons that we want to leverage that platform, use that platform and retain the thinkorswim people. Talent is an important part of this, because they do have very talented people both in the education business and in the options business. So retaining them and Tom Sosnoff and Scott Sheridan are staying on. And they will continue to be very involved with the active trader space with us. In fact, Tom will lead our active trader segment.

<Q – Michael Vinciquerra>: Excellent. Okay. Thanks, very much, Fred.

Operator: And we’ll take our next question today from Mike Carrier with UBS.

<Q – Michael Carrier>: Thanks, guys. Most of the questions have been asked, but just two questions. One is just in terms of the cost of trades going forward on the thinkorswim platform versus the AMERITRADE, particularly on the options, like any outlook on that side? And then the other one is just given where volumes are right now for the industry and just the part of the cycle that we’re in on the economic side and just — and the retail side. Just any outlook on volumes when you come up with the synergies and the accretion?

<A – Fredric Tomczyk>: So let me take the first one which is pricing. Just like, just about any transaction we’ve ever done there is differences in the pricing between the two companies. We will reconcile those at the right time and deal with that, but it would be inappropriate for us to make pricing comments right now. Right now, the two companies until close will continue to operate separately and as competitors as according to all the regulatory processes and rules here.

With respect to volumes, we’ll be doing our call in a couple weeks on earnings, and we’ll comment on trading volumes and levels in the market at that time.

<Q – Michael Carrier>: Okay. Thanks.

<A – William Gerber>: Okay, then.

Operator: And we’ll take our next from Howard Chen of Credit Suisse.

<Q – Howard Chen>: Good morning, everyone.

<A – Fredric Tomczyk>: Hi, Howard.

<Q – Howard Chen>: Congratulations on the announcement this morning. Bill, apologies if I missed this in your prepared remarks but, what exactly are you assuming in terms standalone growth for the SWIM franchise in that three to 7% deal accretion assumptions? And also, what are you assuming in terms of revenue or client attrition, and are you assuming any legal reserves into that analysis?

<A – William Gerber>: Boy, the questions are big ones. So, we actually took their growth rate down from their historical growth rate and so we probably cut that by about a third. Just to be — we think to be conservative. The second part of your question relative to?

<Q – Howard Chen>: Revenue and or client attrition assumption.

<A – William Gerber>: Okay.

<Q – Howard Chen>: Kind of historically, you’ve used something like four to 6% in prior deals I think?

<A – William Gerber>: We’ve used five to 10%, and we did that again in this one. And on legal reserves, we’re certainly looking at that and as Fred alluded to as well, we are — we’ve looked at the, the legal situation, we look at all the cases that — every target we have ever acquired has and we will look to see if there is an appropriate reserve that will need to be set up at the time of the acquisition.

<Q – Howard Chen>: Okay.

<A – William Gerber>: So we’re a little ways away from that.

<Q – Howard Chen>: Okay. And then, you mentioned in your prepared remarks, AMERITRADE management’s desire to do an all cash transaction and obviously you’ve announced the repurchase program this morning. With that — what’s the current appetite and I know, you’re just announcing this deal today. But, what’s your current appetite and/or flexibility to do any further deals here given the current environment?

<A – Fredric Tomczyk>: I think — it’s Fred, Howard. And I think from our point of view, this doesn’t preclude us from doing other transactions. I think the current environment, we’ve said — we’ve been keeping our powder dry, we’ve been building our cash and we plan to take advantage of the current environment to build our competitive position and improve us for when we come out of this cycle.

And we’ll continue to do that. And if something else came along that made strategic sense for us, and was financially attractive, we would take advantage of that opportunity given current market prices.

<Q – Howard Chen>: Okay. And then finally for me, with respect to the repurchase program, I know details are still scarce today. But is, what’s on the table, is this more just kind of an open market program or do you think that there are potential to do kind of a tender-like program upon deal close?

<A – William Gerber>: When — you’re exactly right. We are looking at the different methods by doing that and have not settled in on which one to do yet. But those two are two of probably four that we are evaluating and certainly by the time we close the transaction, we’ll have settled in on one and we’ll be ready to talk about it at that time. But — so right now we’ve not established which way we’re going to do it, we just know that we are going to do it.

<Q – Howard Chen>: Okay. Thanks so much and congrats again everyone.

<A – William Gerber>: Thanks, Howard.

<A – Fredric Tomczyk>: Thanks, Howard.

Operator: And we’ll take our next question from David Trone with Fox-Pitt.

<Q – David Trone>: Thank you. Mine too have been answered. But I just wanted to be clear on a couple things. You talked about the ability to do or desire to look at other things that come down the road if they make sense, but in terms of the technical integration, wouldn’t another one on top of this be difficult?

<A – William Gerber>: It depends on the nature of the transaction and we would plan those accordingly, I mean a lot of that depends on the nature of the transaction. The reality is with thinkorswim’s growth rate and the fact that we’re buying capabilities if we had to, we could actually just run it for a while separately and circle back and do the integration because the expense synergies are not the primary reason for this deal. It’s really all about the revenue synergies, so we would probably focus on the front end and leave the back end and come back to it after we did the other integration if that was required.

<Q – David Trone>: Okay, great. And on the buyback thing, and I apologize if you already mentioned this, but so am I correct in assuming you’ll try to get the buyback done in advance of the deal so it ends up being essentially all cash?

<A – William Gerber>: We will look to do the buyback either near or just after the acquisition is completed. So if we did it, we want to make sure obviously we’re issuing the shares. So we have to wait for the thinkorswim shareholder vote, the regulatory approvals, et cetera. So, but it will be near the completion of the acquisition.

<Q – David Trone>: Okay. So then you could have a quarter or two of temporary dilution then?

<A – William Gerber>: Right.

<Q – David Trone>: Okay. And then, the SEC issue. Is there any worry that the deal and now you’re putting yourself in position to be seeking approval? Does that give the SEC any more leverage to maybe get some corrective actions more so than they otherwise would have?

<A – Fredric Tomczyk>: Yeah, I don’t want to answer a hypothetical question, David. I think we’ll deal with the SEC and the regulators on that file with the thinkorswim management team when we get there. Right now they are doing that, and it would be inappropriate for me to speculate on that. But we did go through it during due diligence and we’re fairly comfortable we’ll get through that. I mean, in our mind given current market prices and current markets environment, this is a very attractive transaction. To us it’s an attractive asset at an attractive price. And us — it’s basically us taking advantage of the current market with our cash position and strong balance sheet.

<Q – David Trone>: Okay. And then one last question. The severe drop in the equity markets here over the last few months. How does that affect the options business as it applies to a thinkorswim client?

<A – Fredric Tomczyk>: I’m not sure where you’re leading with that. But, I would tell you, and we’ll talk about this in a couple weeks, trading volumes have continued at a healthy pace and retail traders and investors continue to be engaged in the market from a trading perspective.

<Q – David Trone>: Okay. So, you’re not seeing any kind of behavioral or even psychological difference between a thinkorswim client and a standard AMERITRADE client?

<A – William Gerber>: As, I think as I’ve always said, as long as there is some volatility and news and information in the market, an active trader is going to trade.

<Q – David Trone>: Okay, great. Thank you very much.

<A – William Gerber>: Okay.

<A – Fredric Tomczyk>: Thanks, David.

Operator: And we’ll take our next question from Brian Bedell with Merrill Lynch.

<Q – Brian Bedell>: Hi. Good morning, guys.

<A – Fredric Tomczyk>: Hi, Brian.

<A – William Gerber>: Hi, Brian.

<Q – Brian Bedell>: Just to — most of my questions have been answered also. But just to comment a little bit on a couple. On the growth assumptions, you’re cutting that by one-third, their standalone growth rate by about one-third. Can you just be more specific on which growth rate you’re talking about for them and over sort of what timeframe you’re viewing that for?

<A – William Gerber>: I mean, the modeling that we have done, I’m not going to go into a lot of the gory detail, but it has been more toward industry levels as opposed to their levels, which again, we think we are being conservative here but —

<A – Fredric Tomczyk>: Maybe just to add a little color there, Brian, I mean, the values that we’re getting — a company that’s an options player. I mean just the options market has been growing at a healthy pace. So, we have pared down the industry growth rate for options. And we’ve assumed that the brokerage side of thinkorswim will grow at a rate consistent with the industry — the option industry.

<Q – Brian Bedell>: Okay. And just like basically just overall option volumes, is what you’re thinking?

<A – Fredric Tomczyk>: That’s right.

<Q – Brian Bedell>: All right. Okay, okay.

<A – Fredric Tomczyk>: Based on their historical growth rate, that’s pretty conservative.

<Q – Brian Bedell>: Yeah, that’s pretty conservative, yeah, I’d agree. Just to go back to back to — actually one more on the revenue synergy side. What is your timing of those revenue synergies to the 70% of the 55 million, is that — does it happen sort of in a straight line fashion between six months and 18 months or is it more back end loaded?

<A – William Gerber>: It’s more back end loaded. Of course we start on day one and then start ramping it up but it’s certainly throughout year one, but by the time it gets to the beginning of year two, you’re fully engaged.

<Q – Brian Bedell>: Okay. Okay, great.

<A – Fredric Tomczyk>: And in our integration planning, we will be looking to advance the revenue synergies as much as we can.

<Q – Brian Bedell>: Right, you can do some things, I guess, ahead of the deal and you’ve been planning it I guess. The — just in terms of the platforms also, so basically you’re probably shutting down your current options platform and plugging their option platform into your overall platform. Is that the way we should think about it?

<A – Fredric Tomczyk>: Not really. No, I think the way you should think about this is that we will use our self-clearing for – over time for all of our – the stuff that we do today and we’ll roll the options trading onto our clearing platform. Where we will leverage Penson over time will continue to be in the foreign exchange and futures side. We don’t think it’s worth us to build all that functionality into our clearing systems.

<Q – Brian Bedell>: Right. They view from obviously from – it relieves an investment burden that you would have otherwise had, is that included in any of the expense synergies in terms of what you would have spent just to build out this business or is that not in the 55 million?

<A – Fredric Tomczyk>: Not really.

<Q – Brian Bedell>: Okay.

<A – Fredric Tomczyk>: We have not included in the synergies costs we’ve avoided here.

<Q – Brian Bedell>: Right, okay. And just – I mean obviously there’s one other major options player, optionsXpress. Any comment of why you chose thinkorswim versus optionsXpress?

<A – Fredric Tomczyk>: Why would we choose optionsXpress. When you look at thinkorswim’s growth rate and the fact they’ve blown right by them in the last two years and actually blow by right by us in the last two years in options trade. This was clearly the most attractive option player and the most attractive assets to our — from our point of view.

<Q – Brian Bedell>: Right. Okay. And then also just on your overall acquisition strategy, I mean you were pretty clear that this doesn’t preclude you from doing other types of deals. But, was that part of your consideration when you did this? In other words was this more of an – a completely opportunistic acquisition or you were thinking your grand strategy of acquisition given the low yields on cash, given the cash you’ve built up, and this is part of your overall game plan in acquisition?

<A – Fredric Tomczyk>: I think as you’re aware, I mean we’re always looking at lots of transactions and we always keep our eye very close to opportunities in the market. It has been a part of our history and will continue to be an important part of our strategy.

And, it did enter into our consideration. If we did this one, would it preclude another one and the management team said, no. It’s not to say you could do anything you wanted. But, we felt very comfortable, particularly because it was a capability play that if another one came along, we could handle it, and with their growth rates and the growth in the options business that we could continue to do this. And as I said, work on the front end and leave the back end heavy lifting with respect to the conversion until after we got the other one done. So, management felt pretty comfortable with that.

And as we looked at it, I mean, we’ve been – just to be straight here, we’ve been watching this company for two years. We’ve never been able to pull anything together with them. And, in the current environment, we’re able to do that, and we’re quite excited about that.

<Q – Brian Bedell>: Okay. Yeah, now seems like good timing given the – especially with the low yields on cash and alternatives. Great, thanks very much.

<A – William Gerber>: Okay, Brian.

<A – Fredric Tomczyk>: Thanks, Brian.

Operator: And that appears to be all the questions we have time for today. Mr. Tomczyk, I’ll turn the call back to you for any additional or closing remarks.

Fredric J. Tomczyk, President and Chief Executive Officer

Well, thank you everyone and thanks for joining us this morning. As you can tell, we’re quite excited about this transaction.

It advances our trading strategy by several years. We think we got a very attractive company here, with best-in-class education program, a best-in-class trading platform for the active trader and it advances our strategy significantly. And we’re quite excited about being able to take advantage of it in the current market environment, which speaks volumes to our strategy about maintaining a strong balance sheet, excellent cash position.

And it’s in times like this when in financial services, you’ve got to take advantage of what the market brings you here. So, we’re quite excited about it, and we’ll talk to you in a couple weeks. Thank you.

Operator: And that does that conclude today’s conference call. Thank you for your participation. You may disconnect at this time.

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